PROMISSORY NOTE

Principal Amount: $75,000	Funding Date: March 28, 2016

FOR VALUE RECEIVED, Acorn Energy, Inc., a Delaware corporation (the “Borrower”), hereby promises to pay to the order of Christopher Clouser or the holder of this Note (the “Lender”), on the Maturity Date (as defined below) at such place of payment as the holder of this Promissory Note (this “Note”) may specify from time to time in writing, in lawful money of the United States of America, a single payment equal to 115% of the Principal Amount set forth above, which payment shall be in full satisfaction of any and all obligations of the Borrower to Lender under this Note. The Maturity Date shall be the earlier of (i) the third business day following the date of the receipt by the Borrower of proceeds upon the closing of the contemplated sale by the Borrower of a portion of its shares of DSIT Solutions Ltd. (the “DSIT Closing Date”) or (ii) September 1, 2016.

By written notice, the Lender, assuming that he is not at such time in possession of material inside information, may by written notice to the Borrower on or prior to the day preceding Maturity Date, elect to all (but not part) of the amount payable to Lender under this Note into Common Stock of the Borrower at a conversion price equal to the closing price of the Common Stock of the Borrower on the principal market for such Common Stock on the trading day immediately preceding the Maturity Date.

This Promissory Note has been negotiated and delivered to Lender and is payable in the State of Delaware. This Note shall be governed by and construed and enforced in accordance with, the laws of the State of Delaware, excluding any conflicts of law rules or principles that would cause the application of the laws of any other jurisdiction.

The obligation to pay the principal of and any interest accrued on this Note shall be parri passu with the indebtedness of Acorn under the Loan and Security Agreement with Leap Tide Capital Partners III, LLC.

ACORN ENERGY, INC.

By:	Jan Loeb
Title:	Chief Executive Officer